October 6, 2005

Tabatha Akins, Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Covalent Group, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Dear Ms. Akins:

This letter is in response to our discussion last week regarding the Securities and Exchange Commission’s comment letters dated June 20, 2005 and August 18, 2005 on the Covalent Group, Inc. Form 10-K for the year ended December 31, 2004 and our responses thereto dated July 1, 2005 and August 31, 2005, respectively.

During our conversation, the Commission requested that we supplement our responses, in disclosure type format, regarding the impact that the increase in estimated costs had on our operations for the period ended December 31, 2004. The Commission also requested that we clarify our accounting treatment of performance based milestone payments.

Our response regarding the impact of the increase in estimated costs on our operations, appears below in paragraph one under the caption, Item7, Management’s Discussion and Analysis of Results of Operations and Financial Condition. Our response to the accounting treatment for milestone payments appears in paragraph two under the caption, Item 7, Management’s Discussion and Analysis of Results of Operations and Financial Condition- Critical Accounting Policies and Estimates. Our responses are included within a disclosure type format to help you evaluate the adequacy of our responses to your comments. We propose to incorporate these changes into the relevant section of our Form 10-K for the year ended December 31, 2005 which we expect to file with the Securities and Exchange Commission in March 2006.

1)	Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Net revenue for 2004 decreased 35% to $13.6 million as compared to $20.8 million for 2003. Net revenue was adversely affected by cost increases approximating $1.4 million or 8.8 % in the cost to complete for two legacy projects that were winding down as they entered the final stage of their development schedules. These legacy projects experienced significant increases in their costs to complete without a corresponding increase in revenue in 2004 resulting in lower gross margins and reduced profitability on these projects. The changes in cost estimates and related revenue adjustments for these legacy projects had a material impact on our net income for 2004. We may experience similar annual cost increases in the future in our ongoing clinical projects without a corresponding increase in revenues. Such an occurrence would adversely impact our future revenues, financial position and cash flows.

However, the clinical activities related to these legacy projects were substantially complete as of the end of 2004 and the revenues recognized and related costs were reconciled as part of the study closure activities. Consequently, the cost increases in these two projects will not materially affect our future revenues, financial position and cash flows In addition, the decline in net revenues during 2004 was due to an overall slowdown in attracting new business and starting new projects particularly during the last half of 2004.

Note: After the paragraph noted above, the Company would include the remainder of its M, D & A for the period ended December 31, 2004, as originally filed with the Securities and Exchange Commission.

2)	Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition- Critical Accounting Policies and Estimates

Revenue Recognition

The majority of our net revenue is recognized from fixed price contracts on a proportional performance method based on assumptions regarding the estimated completion of the project. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts.

Each month costs are accumulated on each project and compared to total estimated cost to complete to determine the degree of completion for that particular project. This determines the percentage of completion for the project. This percentage of completion is multiplied by the contract value to determine the amount of revenue to be recognized. As the work progresses, original estimates may be adjusted due to revisions in the scope of work or other factors and a contract modification may be negotiated with the customer to cover additional costs. Our accounting policy for recognizing revenue for changes in scope is to recognize revenue when the Company has reached agreement with the client, the services pursuant to the change in scope have been performed, the price has been set forth in the change of scope document and collectibility is reasonably assured based on our course of dealings with the client. We bear the risk of cost overruns on work performed absent a signed contract modification. Because of the inherent uncertainties in estimating costs, it is reasonably possible that the cost estimates used will change in the near term and may have a material adverse impact on our financial performance.

In the past, we have had to commit unanticipated resources to complete projects resulting in lower gross margins on those projects. These unanticipated additional costs occurred on several long term contracts which we completed or substantially completed during 2004. These contracts spanned a period of three to six years. We may experience similar situations in the future although our current contracts in process are of a shorter duration and subject to less cost volatility. Should our estimated costs on fixed price contracts prove to be low in comparison to actual costs, future margins could be reduced, absent our ability to negotiate a contract modification.

Billings and the related payment terms from fixed price contracts are generally determined by provisions in the contract that may include certain payment schedules and the submission of required billing detail. Accordingly, cash receipts, including the receipt of up front payments and performance based milestone payments, do not necessarily correspond to costs incurred and revenue recognized on contracts. A contract’s payment structure generally requires an up front payment of 10% to 15% of the contract value at or shortly after the initiation of the clinical trial, a series of periodic payments over the life of the contract and, in certain instances, milestone payments based on the achievement of certain agreed upon performance criteria. The up front payments are deferred and recognized as revenues as services are performed under the proportional performance method. Periodic payments, including, performance based milestone payments, are invoiced pursuant to the terms of the contract once the agreed upon performance criteria have been achieved. Milestone payments are generally included in the total value of the contract. In a comprehensive full service drug development program, the client would not generally purchase certain deliverables separately but as an integrated, full service arrangement in connection with the development of the drug. Examples of performance based milestones and interim deliverables include, but are not limited to, the completion of patient enrollment into the clinical trial, completion of the database and acceptance by the client of the final study report.

Clients generally may terminate a contract on short notice which might cause unplanned periods of excess capacity and reduced revenues and earnings. Client initiated delays or cancellations for ongoing clinical trials can come suddenly and may not be foreseeable. To offset the effects of early termination of significant contracts, we attempt to negotiate the payment of an early termination fee as part of the original contract. Generally, we have not generally been successful in negotiating such fees. Our contracts typically require payment to us of expenses incurred to wind down a study and fees earned to date. Therefore, revenue recognized prior to cancellation does not require a significant adjustment upon cancellation. If we determine that a loss will result from the performance of a fixed price contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

Our accounting policy for recognizing revenue for terminated projects requires us to perform a reconciliation of study activities versus the activities set forth in the contract. We negotiate with the client, pursuant to the terms of the existing contract, regarding the wind up of existing study activities in order to clarify which services the client wants us to perform. Once we and the client agree on the reconciliation of study activities and the agreed upon services have been performed by us, we would record the additional revenue provided collectibility is reasonably assured.

Our operations have experienced, and may continue to experience, period-to-period fluctuations in net service revenue and results from operations. Because we generate a large proportion of our revenues from services performed at hourly rates, our revenues in any period is directly related to the number of employees and the number of hours worked by those employees during that period. Our results of operations in any one quarter can fluctuate depending upon, among other things, the number of weeks in the quarter, the number and related contract value of ongoing client engagements, the commencement, postponement and termination of engagements in the quarter, the mix of revenue, the extent of cost overruns, employee hiring, vacation patterns, exchange rate fluctuations and other factors.

3)	Proposed Disclosure Changes to be Made to Form 10-K for the Year Ended December 31, 2005 in Response to the SEC’s Comments

We propose to enhance our disclosure in the following section of the Financial Statements and Supplementary Data as contained in Item 8. of Form 10-K.

Notes to Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Our proposal is to repeat the disclosure in the Critical Accounting Policies and Estimates in the Consolidated Financial Statements under Footnote 2, Summary of Significant Accounting Policies, under the heading Revenue Recognition.

In summary, we propose to prospectively change our disclosures in Form 10-K based on discussions with the Commission. The sections of Form-K to be changed will be as follows;

1)	Item 7. M, D&A- Critical Accounting Policies and Estimates- Revenue Recognition;

2)	Item 7. M,D&A- Results of Operations- Year Ended December 31, 2004 With Year Ended December 31, 2003; and

3)	Item 8. Financial Statements and Supplementary Disclosures, Footnote 2. to Consolidated Financial Statements under the caption Revenue Recognition.

If you have any questions regarding our responses to your review comments on the financial statements for the year ending December 31, 2004, please contact me at 610-989-4208. I look forward to speaking with you so that we can finalize the enhanced disclosures and improve the overall disclosures in our filing.

Sincerely,

Lawrence R. Hoffman

Executive Vice President and Chief Financial Officer